# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 60 Degrees Pharmaceuticals, Inc., CIK 0001946563
CUSIP: 83006G401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1025 Connecticut Avenue NW Suite 1000, Washington, District Of Columbia (DC), 20036
Date of event which requires filing of this statement: 07/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-020072
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 166,229; shared voting power 0; sole dispositive power 166,229; shared dispositive power 0; aggregate amount beneficially owned 166,229 (4.9% of the class)
  Comment: All ownership percentages set forth in this Schedule 13G are calculated based upon an aggregate of 3,226,205 shares of Common Stock outstanding immediately after giving effect to the completion of the Issuer's registered offering and excludes 623,245 shares of Common Stock issuable upon the exercise of warrants and 74,737 shares of Common Stock issuable upon the exercise of pre-funded warrants held by the Reporting Person, subject to the 4.99% blocker (defined below).
  
  Pursuant to the terms of the warrants and pre-funded warrants as described in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on July 16, 2025, the Reporting Person cannot exercise any of the warrants or pre-funded warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the Issuer's outstanding Common Stock (the "4.99% Blocker").

## Item 1. Issuer
Name of issuer: 60 Degrees Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1025 Connecticut Avenue NW Suite 1000, Washington, D.C. 20036.

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 166,229
Percent of class: 4.9%
Sole power to vote or to direct the vote: 166,229
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 166,229
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (07/17/2025)